 Exhibit (a)(1)(D)
TWIN RIVER WORLDWIDE HOLDINGS, INC.
Offer to Purchase for Cash
Shares of Its Common Stock for an Aggregate Purchase Price
of Not More Than $75 Million
at a Per Share Purchase Price Not Less Than $29.50 Per Share
Nor Greater Than $33.00 Per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT
5:00 P.M., NEW YORK CITY TIME, ON JULY 24, 2019,
UNLESS THE OFFER IS EXTENDED OR TERMINATED
(SUCH TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION TIME”).

June 25, 2019
To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:
We have been appointed by Twin River Worldwide Holdings, Inc., a Delaware corporation (the “Company”), to act as Dealer Manager in connection with the Company’s offer to purchase for cash shares of its common stock, par value $0.01 per share (“Shares”), at a price not less than $29.50 nor greater than $33.00 per Share on the terms and subject to the conditions described in the Offer to Purchase and in the related letter of transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Offer”). The Company is offering to purchase Shares from shareholders of the Company having an aggregate purchase price of no more than $75 million using cash on hand. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.
After the Expiration Time, the Company will, on the terms and subject to the conditions of the Offer, determine a single price per Share (the “Purchase Price”), which will be not less than $29.50 and not more than $33.00 per Share, that it will pay for Shares of its common stock validly tendered in the Offer and not validly withdrawn. The Purchase Price will be the lowest price per Share of not less than $29.50 and not more than $33.00 per Share that will enable the Company to purchase the maximum number of Shares validly tendered in the Offer and not validly withdrawn having an aggregate purchase price not exceeding $75 million. Only Shares validly tendered at prices at or below the Purchase Price (including Shares tendered without a price specified), and not validly withdrawn, will be eligible for purchase in the Offer. Shares validly tendered with a specified price that is greater than the Purchase Price will not be purchased. All Shares purchased pursuant to the Offer will be purchased at the same Purchase Price regardless of whether the shareholder tendered at a lower price (or did not specify a price). Because of the proration, “odd lot” priority and conditional tender provisions described in the Offer to Purchase, all of the Shares tendered at or below the Purchase Price (including Shares tendered without a price specified) may not be purchased if more than the number of Shares having an aggregate purchase price of  $75 million are validly tendered at or below the Purchase Price (including Shares tendered without a price specified) and not validly withdrawn.
Upon the terms and subject to the conditions of the Offer, if the number of Shares validly tendered at or below the Purchase Price (including Shares tendered without a price specified) and not validly withdrawn prior to the Expiration Time would result in an aggregate purchase price of in excess of  $75 million, measured at the maximum price at which such Shares were validly tendered, the Company will purchase Shares (1) first, from all holders of  “odd lots” (persons who own fewer than 100 Shares) who validly tender all of their Shares at or below the Purchase Price (including Shares tendered without a price specified) and do not validly withdraw them prior to the Expiration Time, except that tenders of less than all of the Shares owned by an “odd lot” holder will not qualify for this preference, (2) second, subject to the conditional tender provisions described in Section 6 of the Offer to Purchase, on a pro rata basis from all other shareholders who validly tender Shares at or below the Purchase Price (including Shares tendered without a price specified) and do not validly withdraw them before the expiration of the Offer, and (3) third, if necessary to permit the Company to purchase Shares having an aggregate purchase price of  $75 million (or such greater amount as we may elect to purchase, subject to applicable law), from holders who have tendered Shares at or below the Purchase Price (including Shares tendered without a price specified) conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, holders whose Shares are conditionally tendered must have validly tendered all of their Shares and not validly withdrawn them prior to the Expiration Time. See Sections 1 and 6 of the Offer to Purchase.
In addition, the Company may, if Shares valued at more than $75 million are tendered in the Offer at or below the Purchase Price (including Shares tendered without a price specified), to accept for purchase at the Purchase Price pursuant to the Offer up to an additional 2% of its outstanding Shares without extending the Expiration Time.
For your information, and for forwarding to those of your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:
1.
Offer to Purchase, dated June 25, 2019;

2.
Letter of Transmittal (including the Form W-9), for your use in accepting the Offer and tendering Shares of, and for the information of, your clients;

3.
Letter to Clients, for you to send to your clients for whose accounts you hold Shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer;

4.
Notice of Guaranteed Delivery with respect to Shares, to be used to accept the Offer if certificates representing your clients’ Shares are not immediately available or cannot be delivered to you to be further delivered to the Depositary prior to the Expiration Time (or the procedures for book-entry transfer cannot be completed on a timely basis), or if time will not permit all required documents, including a properly completed and duly executed Letter of Transmittal, to reach the Depositary prior to the Expiration Time; and

5.
Return envelope addressed to American Stock Transfer & Trust Company, LLC, as the Depositary.

The conditions of the Offer are described in Section 7 of the Offer to Purchase. Please see Section 15 of the Offer to Purchase for a summary of certain United States federal income tax consequences to shareholders of an exchange of Shares for cash pursuant to the Offer, including with respect to possible U.S. federal income tax backup withholding and U.S. federal withholding tax on payments to non-U.S. shareholders.
Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer, proration period and withdrawal rights will expire at 5:00 p.m., New York City time, on July 24, 2019, unless the Offer is extended or terminated. Under no circumstances will the Company pay interest on the Purchase Price, even if there is any delay in making payment.
For Shares to be tendered validly pursuant to the Offer:
•
the certificates for the Shares, or confirmation of receipt of the Shares pursuant to the procedures for book-entry transfer set forth in the Offer to Purchase, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal, must be received prior to the Expiration Time by the Depositary at its address set forth on the back cover page of the Offer to Purchase; or

•
the tendering shareholder must, prior to the Expiration Time, comply with the guaranteed delivery procedures set forth in the Offer to Purchase and thereafter timely deliver the Shares subject to such notice of guaranteed delivery in accordance with such procedures.

The Company’s Board of Directors has authorized the Offer, but none of the Board of Directors, the Company, the Depositary, the Dealer Manager, the Information Agent or any of their respective affiliates has made, and they are not making, any recommendation to your clients as to whether they should tender or refrain from tendering their Shares pursuant to the Offer. The Company has not authorized any person to make any such recommendation. Your clients must make their own decision as to whether to tender their Shares and, if so, how many Shares to tender and at what price. In doing so, your clients should read carefully the information in, or incorporated by reference in, the Offer to Purchase and in the Letter of Transmittal, including the purpose and effects of the Offer. See Sections 2 and 11 of the Offer to Purchase. Your clients are urged to discuss their decision with their tax advisor and financial advisor and/or broker.
The Company’s directors and executive officers are entitled to participate in the Offer on the same basis as all other shareholders. However, other than as described below, the Company’s directors and executive officers have informed the Company that they do not currently intend to tender their Shares in the Offer, and the Company is not aware of any affiliated entities that intend to tender their Shares in the Offer. Standard RI Ltd. (“Standard General”), which beneficially owns 31.8% of the outstanding Shares as of June 24, 2019, has informed the Company that it has not determined as of the date of the Offer to Purchase whether or not to tender any of its Shares pursuant to the Offer. However, to provide greater transparency and provide other shareholders of the Company greater influence in determining the ultimate Purchase Price (if Standard General elects to participate), Standard General has informed the Company that it will notify the Company whether or not it intends to tender Shares into the Offer no later than six business days prior to the Expiration Time and, if it elects to participate in the Offer, to tender such Shares into the Offer without specifying a price within the $29.50 to $33.00 per Share price range. The Company will amend the Offer to Purchase to reflect such decision.
The Company will not pay any fees or commissions to brokers, dealers, commercial banks, trust companies or other persons (other than fees to the Dealer Manager, the Information Agent and the Depositary, as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer and related materials to your clients. The Company will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase (see Section 5 of the Offer to Purchase).
The Offer is not being made to, nor will tenders be accepted from or on behalf of, shareholders in any jurisdiction in which the making or acceptance of offers to sell Shares would not be in compliance with the laws of that jurisdiction. If the Company becomes aware of any such jurisdiction where the making of the Offer or the acceptance of Shares pursuant to the Offer is not in compliance with applicable law, the Company will make a good faith effort to comply with the applicable law. If, after such good faith effort, the Company cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the shareholders residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on the Company’s behalf by the Dealer Manager or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.
Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager, and requests for additional copies of the enclosed materials may be directed to the Information Agent, at the telephone numbers and addresses listed below. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.
The Dealer Manager for the Offer is:

Moelis & Company LLC
399 Park Avenue, 5th Floor
New York, New York 10022
(800) 346-8848

The Information Agent for the Offer is:

MacKenzie Partners, Inc.
1407 Broadway
New York, New York 10018
Call Collect: (212) 929-5500
or
Call Toll-Free: (800) 322-2885
Email: tenderoffer@mackenziepartners.com
Very truly yours,

Moelis & Company LLC
Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Dealer Manager, the Depositary, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.